  File No.  70-10236

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID PLC1

In accordance with the order of the Securities and Exchange Commission ("Commission") dated September 30, 2004, Holding Company Act Release No. 27898 (the "September 2004 Order"), National Grid plc ("National Grid"), hereby submits its report for the period April 1, 2005 to September 30, 2005 (the "reporting period").2  The following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the September 2004 Order, for example:

"Authorization Period" shall mean October 1, 2004 through September 30, 2007.

"Intermediate Companies" shall mean all holding companies in the chain of ownership of National Grid USA that are direct or indirect subsidiaries of National Grid including National Grid (US) Holdings Limited, National Grid (US) Investments 4, National Grid (US) Partner 1 Limited, National Grid (US) Partner 2 Limited, National Grid General Partnership, National Grid Holdings Inc. and any new companies in the chain of ownership as the structure may be revised from time to time.

"Utility Subsidiary" shall mean all National Grid USA public utility subsidiary companies (i.e., Niagara Mohawk Power Corporation, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Power Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, and New England Hydro-Transmission Electric Co. Inc.).

"National Grid USA Group" shall mean National Grid USA and its direct and indirect subsidiaries.

Pursuant to the September 2004 Order, the value of securities issued in GBP were translated into US dollars at the exchange rate prevailing on September 30, 2004 which was 1 GBP to 1.80 USD.  Other items in the report reflect exchange rate translations as of the end of the reporting period at the then prevailing exchange rate of 1 GBP to 1.76 USD, or in the case of income statement items at an average rate for the period of 1 GBP to 1.85 USD. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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1   National Grid Transco plc changed its name to National Grid plc on October 10, 2005.

2  The reporting requirements contained in the September 2004 Order replaced the reporting requirements imposed in the Commission's Order dated January 16, 2002, Holding Company Act Release No. 27490 (the "January 2002 Order") and in the Commission's Order dated October 16, 2002, Holding Company Act Release No. 27577 (the "October 2002 Order").

Reporting Requirement No. 1:  The sales of common stock, preferred securities or equity-linked securities by National Grid and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, preferred securities or equity-linked securities).

Response:

There were no sales of common stock, preferred securities or equity-linked securities by National Grid during the reporting or Authorization Period except under stock based plans as reported in Reporting Requirement No. 2.

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Reporting Requirement No. 2:  The total number of shares of National Grid common stock issued or issuable under options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period.

Response:

Shares of common stock issued by National Grid during the reporting period:

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
04/06/05	6,908	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 502p per share.	29,998	52,796
04/18/05	12,708	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-496p per share.	42,360	74,554
04/27/05	9,671	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 502.75p per share.	41,996	73,914
05/03/05	3,691	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-509.5p per share.	12,669	22,298
05/10/05	6,613	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 517p per share.	28,717	50,542
05/16/05	6,244	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-516.25p per share.	20,854	36,704
06/06/05	19,718	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 547.5p per share.	85,625	150,701
06/10/05	903,447	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-536.5p per share.	3,018,646	5,312,817
06/15/05	9,260	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 481.5p per share. Closing mid-market price - 518.75p per share.	44,587	78,473
06/21/05	2,961	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 432.25p per share. Closing mid-market price - 529.5p per share.	12,858	22,630
06/23/05	7,115	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 432.25p per share. Closing mid-market price - 532p per share.	30,897	54,379
07/01/05	7,986	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 541p per share.	34,679	61,035
07/04/05	17,190	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-535.5p per share.	57,060	100,426
07/18/05	20,670	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-517p per share.	68,078	119,818
07/29/05	3,684	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 524p per share.	15,998	28,156
07/29/05	5	Issue to NG Employee Benefit Trust	Sale price- 523p per share. Closing mid-market price - 524p per share.	26	46
07/29/05	6,935	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-524p per share.	22,494	39,590
08/15/05	14,287	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-517.5p per share.	47,720	83,988
09/01/05	2,488	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-527p per share.	8,136	14,320
09/19/05	29,656	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-548.5p per share.	98,967	174,182
09/23/05	8,009	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 481.5p per share. Closing mid-market price - 549p per share.	38,563	67,871
09/27/05	7,590	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 543.5p per share.	32,960	58,009
Total	1,106,836			3,793,888	6,677,249

Shares of common stock issuable by National Grid during the reporting period:

During the reporting period, options were granted for 187,983 American Depository Receipts, 2,126,132 ordinary shares and 149,232 matching shares. The maturity dates of these options are between June 2008 and June 2009.

Shares of common stock issued by National Grid during the Authorization Period:

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
10/04/04	10,773	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 470.75p per share.	34,328	60,417
10/18/04	7,684	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 468.75p per share.	26,101	45,938
11/01/04	9,287	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 482.5p per share.	29,590	52,078
11/11/04	12,141	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 468.75p per share.	52,722	92,791
11/15/04	15,153	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 465p per share.	48,921	86,101
12/03/04	1,509	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 478.5p per share.	4,746	8,353
12/20/04	14,403	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price- 485p per share.	46,324	81,531
01/04/05	1,244,189	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-499.25p per share.	4,279,396	7,531,738
01/10/05	74,626	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-494.75p per share.	252,928	445,153
01/18/05	15,032	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 344p or 314.5p per share. Closing mid-market price-505.75p per share.	65,276	114,887
01/31/05	70,742	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-516.25p per share.	243,289	428,188
02/11/05	15,659	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25 per share. Closing mid-market price-535.25p per share.	67,991	119,665
02/14/05	4,490	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25p per share. Closing mid-market price-533.75p per share.	19,498	34,316
02/15/05	40,857	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-544.25p per share.	137,212	241,494
02/16/05	6,447	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25p per share. Closing mid-market price-549.5p per share.	27,996	49,273
02/18/05	7,608	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 434.25p per share. Closing mid-market price-537.5p per share.	33,075	58,212
02/28/05	32,536	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-504.5p per share.	107,576	189,333
03/08/05	2,997	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 507.5p per share. Closing mid-market price-496.5p per share.	15,210	26,769
03/15/05	66,332	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-495p per share.	215,925	380,028
03/24/05	100,000	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 487.5p per share. Closing mid-market price-495.5p per share.	487,500	858,000
03/29/05	15,078	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 344p or 314.5p per share. Closing mid-market price-492.5p per share.	49,697	87,466
04/06/05	6,908	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 502p per share.	29,998	52,796
04/18/05	12,708	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-496p per share.	42,360	74,554
04/27/05	9,671	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 502.75p per share.	41,996	73,914
05/03/05	3,691	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-509.5p per share.	12,669	22,298
05/10/05	6,613	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 517p per share.	28,717	50,542
05/16/05	6,244	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-516.25p per share.	20,854	36,704
06/06/05	19,718	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 547.5p per share.	85,625	150,701
06/10/05	903,447	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-536.5p per share.	3,018,646	5,312,817
06/15/05	9,260	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 481.5p per share. Closing mid-market price - 518.75p per share.	44,587	78,473
06/21/05	2,961	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 432.25p per share. Closing mid-market price - 529.5p per share.	12,858	22,630
06/23/05	7,115	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 432.25p per share. Closing mid-market price - 532p per share.	30,897	54,379
07/01/05	7,986	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 541p per share.	34,679	61,035
07/04/05	17,190	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-535.5p per share.	57,060	100,426
07/18/05	20,670	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-517p per share.	68,078	119,818
07/29/05	3,684	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 524p per share.	15,998	28,156
07/29/05	5	Issue to NG Employee Benefit Trust	Sale price- 523p per share. Closing mid-market price - 524p per share.	26	46
07/29/05	6,935	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p or 383p per share. Closing mid-market price-524p per share.	22,494	39,590
08/15/05	14,287	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-517.5p per share.	47,720	83,988
09/01/05	2,488	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-527p per share.	8,136	14,320
09/19/05	29,656	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price- 350p or 317p per share. Closing mid-market price-548.5p per share.	98,967	174,182
09/23/05	8,009	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 481.5p per share. Closing mid-market price - 549p per share.	38,563	67,871
09/27/05	7,590	Shares issued on exercise of options under Executive Share Option Scheme	Sale price- 434.25p per share. Closing mid-market price - 543.5p per share.	32,960	58,009
Total	2,874,379			10,039,192	17,668,979
.

Shares of common stock issuable by National Grid during the Authorization Period:

Date	No. of National Grid Shares	Details
06/28/05	2,126,132	Shares granted under Performance Share Plan with a vesting date of 07/01/08 and release date of 06/28/09.
6/28/05	187,983	American Depository Receipts under Performance Share Plan with a vesting date of 07/01/08 and release date of 06/28/09.
6/24/05	149,232	Shares granted under the Share Matching Plan exercisable on 06/24/08.
12/30/04	2,915,057	Shares granted under Employee Share Save Three Year Scheme with an option price of 383p exercisable on 04/01/08.
12/30/04	1,850,394	Shares granted under Employee Share Save Five Year Scheme with an option price of 383p exercisable on 04/01/10.
Total	7,228,798

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Reporting Requirement No. 3:  If National Grid common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

Response:

During the reporting period no National Grid common stock has been transferred to a seller of securities of a company being acquired.

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Reporting Requirement No. 4:  The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

During the reporting period, there were no guarantees issued.

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Reporting Requirement No. 5:   The amount and terms of any National Grid indebtedness issued during the reporting period which shall also separately show the amount of indebtedness issued during the Authorization Period.

Response:

National Grid indebtedness issued during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
05/24/05 [*]	National Grid	4.565%	USD 75,000,000 Fixed Rate Instruments due 2015	06/30/15	42,613,636	75,000,000
08/24/05 [*]	National Grid	Pribor + 21 bps	CZK 1,100,000,000 Floating Rate Instruments due 2010	09/06/10	25,823,864	45,450,000
09/15/05 [*]	National Grid	2.830%	CZK 408,000,000 Floating Rate Instruments due 2010	09/29/10	9,659,091	17,000,000
Various [**] [***]	National Grid	2.8%-4.3%	US Commercial Paper	1 day to 3 months	637,761,413	1,122,460,088
Total					715,858,004	1,259,910,088

[*] The above instruments were issued under the Euro 6,000,000,000 Euro Medium Term Note Program.

[**] There are dates throughout the reporting period on which US Commercial Paper transactions take place. The table below shows the outstanding US Commercial Paper at the beginning and end of the reporting period, as well as, the maximum outstanding during the reporting period.

[***] Average proceeds for the reporting period.

Outstanding US Commercial Paper as of March 31, 2005	Outstanding US Commercial Paper as of March 31, 2005	Maximum outstanding US Commercial Paper during the reporting period	Maximum outstanding US Commercial Paper during the reporting period	Outstanding US Commercial Paper as of September 30, 2005	Outstanding US Commercial Paper as of September 30, 2005
Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD
169,893,092	299,011,842	637,761,413	1,122,460,088	612,828,128	1,078,577,505

National Grid indebtedness issued during the Authorization Period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
02/25/05 [*]	National Grid	4.375%	EUR 500,000,000 Fixed Rate Instruments due 2020	03/10/20	374,176,136	658,550,000
05/24/2005 [*]	National Grid	4.565%	USD 75,000,000 Fixed Rate Instruments due 2015	06/30/15	42,613,636	75,000,000
08/24/05 [*]	National Grid	Pribor + 21 bps	CZK 1,100,000,000 Floating Rate Instruments due 2010	09/06/10	25,823,864	45,450,000
09/15/05 [*]	National Grid	2.830%	CZK 408,000,000 Floating Rate Instruments due 2010	09/29/10	9,659,091	17,000,000
Various [**] [***]	National Grid	1.8%-4.3%	US Commercial Paper	1 day to 3 months	345,097,494	607,371,590
Total					797,370,221	1,403,371,590

[*] The above instruments were issued under the Euro 6,000,000,000 Euro Medium Term Note Programme

[**] There are dates throughout the Authorization Period on which US Commercial Paper transactions take place. The table below shows the outstanding US Commercial Paper at the beginning and end of the Authorization Period, as well as, the maximum outstanding during the Authorization Period.

[***] Average proceeds for the Authorization Period.

Outstanding US Commercial Paper as of September 30, 2004	Outstanding US Commercial Paper as of September 30, 2004	Minimum outstanding US Commercial Paper during the Authorization Period	Minimum outstanding US Commercial Paper during the Authorization Period	Average outstanding US Commercial Paper during the Authorization Period	Average outstanding US Commercial Paper during the Authorization Period	Maximum outstanding US Commercial Paper during the Authorization Period	Maximum outstanding US Commercial Paper during the Authorization Period	Outstanding US Commercial Paper as of September 30, 2005	Outstanding US Commercial Paper as of September 30, 2005
Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD	Proceeds GBP	Proceeds USD
474,992,115	835,986,123	48,449,028	85,270,290	345,097,494	607,371,590	637,761,413	1,122,460,088	612,828,128	1,078,577,505

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Reporting Requirement No. 6:  National Grid's "aggregate investment"1, as defined under Rule 53, in Foreign Utility Companys (FUCOs) as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, a calculation of the amount remaining under the FUCO investment authorization, and a description of FUCO investments during the reporting period.

Response:

National Grid has no investments in Exempt Wholesale Generators (EWGs) and its aggregate investment, as defined under Rule 53, in FUCOs as of the end of the reporting period is as follows:

A.
As of September 30, 2005, National Grid's consolidated retained earnings calculated in accordance with US GAAP were GBP 1,730 million (USD 3,045 million) - excluding Other Comprehensive Loss (OCL) of GBP (865) million (USD (1,522) million).  Retained earnings combined with OCL were GBP 865 million (USD 1,522 million).

B.	National Grid's aggregate investment, as defined in Rule 53, in FUCOs as of September 30, 2005 was GBP 10,217 million (USD 17,983 million).
C.
National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 591% as of September 30, 2005.  Under the Order of the Commission dated March 9, 2005 (Release No. 35-27950), National Grid was authorized to invest up to USD 36.143 billion in FUCOs.  National Grid had USD 18.160 billion of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

D.
The change in National Grid's aggregate investment in FUCOs reflects movements in guarantees and intercompany loans. Otherwise, no major FUCO investments were made during the reporting period. National Grid Holdings One plc owns both National Grid Holdings Limited and Lattice Group plc, each a FUCO. As of the end of the prior reporting period, using a conversion ratio at that time of 1 GBP to 1.89 USD, National Grid 's aggregate investment, as defined in Rule 53, in FUCOs was GBP 12,149 million (USD 22,962 million).

1In conformance with Rule 53, the aggregate investment calculation does not include loans that are solely between companies in the FUCO group for which there is no direct or indirect recourse to National Grid plc. Previous filings of this report did include such loans from National Grid Holdings One plc in the calculation of the aggregate investment for Lattice Group plc and National Grid Holdings Limited.

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Reporting Requirement No. 7:  A list showing the current "aggregate investment"1 under Rule 53, for each FUCO owned.

Response:

National Grid holds all of its FUCO investments under one holding company, National Grid Holdings One plc ("NGH One"), which is a FUCO.  NGH One owns Lattice Group plc and National Grid Holdings Limited, each a FUCO.

The current "aggregate investment" under Rule 53 for National Grid Holdings One plc as of September 30, 2005 was GBP 10,217 million (USD 17,983 million).

The current "aggregate investment" under Rule 53 for Lattice Group plc as of September 30, 2005 was GBP 7,585 million (USD 13,350 million).

The current "aggregate investment" under Rule 53 for National Grid Holdings Limited as of September 30, 2005 was GBP 3,417 million (USD 6,015 million).

1In conformance with Rule 53, the aggregate investment calculation does not include loans that are solely between companies in the FUCO group for which there is no direct or indirect recourse to National Grid plc. Previous filings of this report did include such loans from National Grid Holdings One plc in the calculation of the aggregate investment for Lattice Group plc and National Grid Holdings Limited.

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Reporting Requirement No. 8:  The ratio of investment in FUCOs to National Grid's total consolidated capitalization, the market to book ratio of National Grid's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to FUCO investments from that attributable to other businesses of National Grid.

Response:

A.	The ratio of investment in FUCOs to National Grid's total consolidated capitalization as of September 30, 2005 was 44%.
B.	The market to book ratio of National Grid's common stock as of September 30, 2005 was 1.6.
C.
National Grid's consolidated earnings under US GAAP for the reporting period were GBP 831 million (USD 1,537 million). This excludes other comprehensive income under US GAAP for the reporting period of GBP 353 million (USD 653 million).  Consolidated retained earnings under US GAAP were reduced during the reporting period by dividends and return of capital to shareholders of GBP 2,478 million (USD 4,584 million).

National Grid Holdings One plc consolidated earnings under US GAAP as of September 30, 2005 was GBP 841 million (USD 1,556 million).  Other comprehensive loss under US GAAP for the reporting period was GBP 1 million (USD 2 million). No dividends were paid by National Grid Holdings One plc to National Grid during the reporting period.

As described in more detail in the half year results of National Grid filed on Form 6K on November 17, 2005, SEC File No. 001-14958, National Grid's consolidated earnings from continuing operations, under IFRS, for the six months ended September 30, 2005 before exceptional items and remeasurements (remeasurement gains or losses arising from movements in the carrying value of commodity contracts  and of financial instruments that do not achieve hedge accounting) was GBP 528 million (USD 977 million) on revenue of GBP 3,891 million (USD 7,198 million). Consolidated earnings including discontinued operations was GBP 3,062 million (USD 5,665 million), reflecting a gain in disposal of four gas distribution networks, net of tax, of GBP 2,534 million (USD 4,688 million). The four gas distribution networks were held indirectly by National Grid Holdings One plc, which is a FUCO.

Operating profit before exceptional items and remeasurements, under IFRS, from UK electricity and gas transmission was up 2% at GBP 397 million (USD 734 million) compared with GBP 388 million (USD 718 million) last year. This increase reflected higher gas Transmission Owner income, up GBP 16 million (USD 30 million) primarily from capacity auctions, as well as higher capacity auction income earned from both the Group's LNG storage business and its French interconnector which are up a combined GBP 26 million (USD 48 million) from last year. This reflected the high demand from market participants for both LNG storage and interconnector capacity.  The higher auction income was partially offset by an increased Transmission Owner depreciation charge of GBP 11 million (USD 20 million), a non-recurring one-off benefit to the same period last year of GBP 15 million (USD 28 million), and lower revenues under the connections charging reform ('Plugs'), the benefit of which decreased by GBP 8 million (USD 15 million).

Operating profit before exceptional items and remeasurements, under IFRS, from the continuing UK gas distribution business was up 21% at GBP 94 million (USD 174 million) compared with GBP 78 million (USD 144 million) last year.  This reflected a very strong performance on costs, with operating expenditure (excluding shrinkage) reduced by GBP 19 million (USD 35 million) through realization of the benefits of the Way Ahead program.  Business rates were GBP 11 million (USD 20 million) higher than last year but are now being recovered as part of an average price increase of 4.6% implemented on 1 October 2005.  Shrinkage gas costs, which in this period increased by GBP 2 million (USD 4 million), are forecast to increase further during the winter due to higher commodity costs.

The UK electricity and gas transmission business and the UK gas distribution business are both owned indirectly by National Grid Holdings One plc, which is a FUCO.

In the US, operating profit before exceptional items and remeasurements, under IFRS, from US electricity transmission was stable at constant currency.

The strength of US electricity and gas distribution's performance was partially masked by an under recovery of commodity costs. Operating profit before exceptional items and remeasurements, under IFRS, for US electricity and gas distribution was up 2% at GBP 170m (USD 315 million) on a constant currency basis compared with GBP 166 million (USD 307 million) last year.  This good performance, which more than offset the under recoveries of GBP 25 million (USD 46 million) for the first six months of the year (compared to an under recovery of GBP 5 million (USD 9 million) last year), was primarily driven by volume growth and a continued focus on cost efficiencies.

The operating profit contribution before exceptional items and remeasurements, under IFRS, from US stranded cost recoveries for this period was GBP 251 million (USD 464 million). This comprises the ongoing recovery of and return on the stranded cost base amounting to GBP 173 million (USD 320 million), as well as GBP 57 million (USD 105 million) primarily related to the recovery of payments made under certain long term purchased power arrangements.  This segment has also benefited from a settlement reached with USGen New England, Inc. following the resolution of that company's bankruptcy filing which resulted in GBP 21 million (USD 39 million) of operating profit.

Across the US Distribution business, electricity delivery volumes increased 4.8% compared to the prior year.  Excluding the effects of weather, higher margin residential sales deliveries increased by 2%, contributing to a GBP 10 million (USD 19 million) increase in operating profit.  The period-on-period weather effect increased operating profit by some GBP 21 million (USD 39 million), primarily due to a warmer summer than last year.

Operating profit before exceptional items and remeasurements for Wireless infrastructure was GBP 36 million (USD 67 million), up from GBP 8 million (USD 15 million) and reflected a full period contribution from the enlarged business.

Operating profit from the Group's Other businesses, was up 9% at GBP 75 million (USD 139 million) compared with GBP 69 million (USD 128 million) last year.  Strong performance by National Grid Metering, primarily from cost efficiency gains made in the period, was largely offset by the expected lower profits from National Grid Property.

Under US GAAP National Grid revenues in the six months ended 30 September 2005 were GBP 3,933 million (USD 7,276 million) and net income was GBP 831 million (USD 1,537 million). Operating profit for UK electricity and gas transmission and UK gas distribution (continuing operations) were GBP 363 million (USD 672 million) and GBP 17 million (USD 31 million).

=====================

Reporting Requirement No. 9:  A statement of revenues and net income for each FUCO for the twelve months ending as of the end of the reporting period.

Response:

A.
The consolidated revenue under US GAAP for National Grid Holdings One plc for the  year ended September 30, 2005 was GBP 4,752 million (USD 8,791 million).

The consolidated revenue under US GAAP for National Grid Holdings Limited for the year ended September 30, 2005 was GBP 1,572 million (USD 2,908 million).

The consolidated revenue under US GAAP for Lattice Group plc for the year ended September 30, 2005 was GBP 2,909 million (USD 5,382 million).

B.
The consolidated net income under US GAAP for National Grid Holdings One plc for the year ended September 30, 2005 was GBP 1,597 million (USD 2,954 million).

The consolidated net income under US GAAP for National Grid Holdings Limited for the year ended September 30, 2005 was GBP 426 million (USD 788 million).

The consolidated net income under US GAAP for Lattice Group plc for the  year ended September 30, 2005 was GBP 1,094 million (USD 2,024 million).

=====================

Reporting Requirement No. 10:  A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

Response:

There were no securities issued by Intermediate Companies during the reporting period.

=====================

Reporting Requirement No. 11:  The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposit or withdrawal balance by company participating in the money pool as of the end of the reporting period.

Response:

The table below lists short term debt issued by Utility Subsidiaries during the reporting period, with the exception of money pool borrowings which are reported on a net balance basis in the immediately following table.

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Installment Date	Term of Loan	GBP Balance at 09/30/05	USD Balance at 09/30/05
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings, Inc.	$13,000,000	3.02%	May 2, 2005	Demand	5,113,636	9,000,000
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings, Inc.	$6,500,000	3.06%	June 1, 2005	Demand	3,693,182	6,500,000
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings, Inc.	$6,500,000	3.27%	July 1, 2005	Demand	3,693,182	6,500,000

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Participating Company[1]	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	$ 48,575,000	$ -
Massachusetts Electric Company	-	338,600,000
The Narragansett Electric Company	-	60,825,000
Granite State Electric Company	12,925,000	-
Nantucket Electric Company	-	6,050,000
New England Power Company	480,125,000	-
Niagara Mohawk Power Corporation	-	151,000,000
New England Hydro-Transmission Electric Co., Inc.	-	2,450,000
New England Hydro-Transmission Corporation	-	1,175,000
New England Electric Transmission Corporation	-	2,025,000
EUA Energy Investment Corporation	21,600,000	-
National Grid USA Service Company, Inc.	-	1,100,000
Total	$ 563,225,000	$ 563,225,000

1The following companies are also authorized to participate in the Money Pool, but did not participate during the reporting period: AEMC, L.L.C., Metrowest Realty LLC, NEES Communications, Inc., NEES Energy, Inc., NEES Telecommunications Corp., New England Energy Incorporated, New England Hydro Finance Company, Inc., Wayfinder Group, Inc., GridAmerica Holdings Inc., and GridAmerica LLC.

=====================

Reporting Requirement No. 12:  A retained earnings analysis of each company in the National Grid USA Group, detailing Gross Earnings (as that term is defined in the Commission's Order dated March 15, 2000, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

Response:

Please see Exhibit A-1 attached hereto.

=====================

Reporting Requirement No. 13:  A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings One plc ("NGH One"), each Intermediate Company, and each Utility Subsidiary.

Response:

For National Grid, NGH One, and each Intermediate Company, please see Exhibit A-2 attached hereto.

For the Utility Subsidiaries, please see Exhibit A-3 attached hereto.

=====================

Reporting Requirement No. 14:  A list of borrowings by National Grid USA Group companies from associated FUCOs, indicating at least three other sources of funds (with rates and terms) and demonstrating how the Best Rate Method was applied to such borrowings.

Response:

There were no borrowings by National Grid USA Group companies from associated FUCOs during the reporting period.

=====================

Reporting Requirement No. 15:  If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, National Grid will provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

Response:

No subsidiaries of National Grid are considered VIEs as the term is used in FASB Interpretation 46R.

=====================

Reporting Requirement No. 16:  If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

Response:

No subsidiaries of National Grid are considered VIEs as the term is used in FASB Interpretation 46R.

=====================

Reporting Requirement No. 17:  A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing.

Response:

No U-6B-2s were filed with the Commission during the reporting period.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No 70-10236) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID PLC

By:   /s/ John G. Cochrane
       John G. Cochrane
       Authorized Representative

Date: November 29, 2005

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit A-1	Retained Earnings Analysis for National Grid USA Group	Filed herewith
Exhibit A-2	National Grid, NGH One, and Intermediate Companies Capitalization Table	Filed herewith
Exhibit A-3	Capital Structure of Utility Subsidiaries	Filed herewith

Exhibit A-1

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2005 THROUGH SEPTEMBER 30, 2005
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2005
($ in millions)

	Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company[2]	New England Hydro Transmission-Electric Co., Inc.
Retained Earnings (Deficit) - Beginning of Period	302.0	204.9	16.8	3.2	473.3	297.5	1.4
Net Income (Loss)	55.0	26.9	3.0	0.4	133.6	32.6	2.1
Gross Retained Earnings (Deficit)	357.0	231.8	19.8	3.6	606.9	330.1	3.5

Dividends Paid on Preferred Stock	0.1	0.1	-	-	0.8	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	1.8
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	0.1
Retained Earnings Adjustment	-	-	-	-	-	-	-
Retained Earnings (Deficit) - End of Period	356.9	231.7	19.8	3.6	606.1	330.1	1.6

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	-	1.8
Out of Capital Surplus	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	1.8

Common Stock	60.0	56.6	6.0	-	187.4	72.4	1.7
Premium on Common Stock	-	-	-	-	-	-	7.4
Other Paid-In Capital	1,509.0	805.6	40.0	22.5	2,929.5	732.0	14.5
Unappropriated Retained Earnings (Deficit)	356.9	231.7	19.8	3.6	606.1	330.1	1.6
Other Comprehensive Income (Loss)	(123.3)	(58.7)	(4.5)	(1.3)	38.6	0.1	-
Total Common Equity	1,802.6	1,035.2	61.3	24.8	3,761.6	1,134.6	25.2

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2005 THROUGH SEPTEMBER 30, 2005
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2005
($ in millions)

	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.	New England Electric Transmission Corporation	National Grid USA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy Corporation
Retained Earnings (Deficit) - Beginning of Period	1.5	-	0.1	981.1	439.2	0.4	-
Net Income (Loss)	1.1	-	0.2	261.7	138.7	-	-
Gross Retained Earnings (Deficit)	2.6	-	0.3	1,242.8	577.9	0.4	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-
Dividends Paid on Common Stock	1.3	-	0.2	55.0	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-
Repurchase of Common Stock	0.1	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	0.7	-	-	-
Retained Earnings (Deficit) - End of Period	1.2	-	0.1	1,187.1	577.9	0.4	-

Dividends Paid on Common Stock:
Out of Retained Earnings	1.3	-	0.2	55.0	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	1.3	-	0.2	55.0	-	-	-

Common Stock	-	-	-	-	1.9	-	-
Premium on Common Stock	3.6	-	-	-	-	-	-
Other Paid-In Capital	9.8	-	0.1	7,099.0	3,146.1	13.4	-
Unappropriated Retained Earnings (Deficit)	1.2	-	0.1	1,187.1	577.9	0.4	-
Other Comprehensive Income (Loss)	-	-	-	44.2	39.7	-	-
Total Common Equity	14.6	-	0.2	8,330.3	3,765.6	13.8	-

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2005 THROUGH SEPTEMBER 30, 2005
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2005
($ in millions)

	NM Receivables Corp. II3	NM Properties, Inc.[4]	EUA Energy Investment Corp.	Metrowest Realty, LLC	Wayfinder Group, Inc.	Grid America Holdings, Inc.	GridAmerica LLC
Retained Earnings (Deficit) - Beginning of Period	-	-	4.4	4.7	0.9	1.5	0.2
Net Income (Loss)	-	-	0.2	0.5	-	1.4	0.5
Gross Retained Earnings (Deficit)	-	-	4.6	5.2	0.9	2.9	0.7

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-
Retained Earnings (Deficit) - End of Period	-	-	4.6	5.2	0.9	2.9	0.7

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	-

Common Stock	-	-	-	-	-	0.2	-
Premium on Common Stock	-	-	-	-	-	-	-
Other Paid-In Capital	-	-	15.6	2.1	(5.4)	-	0.1
Unappropriated Retained Earnings (Deficit)	-	-	4.6	5.2	0.9	2.9	0.7
Other Comprehensive Income (Loss)	-	-	-	-	-	-	-
Total Common Equity	-	-	20.2	7.3	(4.5)	3.1	0.8

Exhibit A-1 (Continued)

RETAINED EARNINGS ANALYSIS FOR NATIONAL GRID USA GROUP
FOR THE REPORTING PERIOD APRIL 1, 2005 THROUGH SEPTEMBER 30, 2005
AND RESULTING CAPITAL BALANCES1
AT SEPTEMBER 30, 2005
($ in millions)

	NEES Energy, Inc.	National Grid Communications Consolidated[5]	National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid Wireless Holdings, Inc. (formerly National Grid Communications Holdings, Inc.)	National Grid USA Consolidated
Retained Earnings (Deficit) - Beginning of Period	(0.3)	(17.1)	0.5	(0.2)	-	980.1
Net Income (Loss)	(0.3)	2.3	0.3	-	-	262.7
Gross Retained Earnings (Deficit)	(0.6)	(14.8)	0.8	(0.2)	-	1,242.8

Dividends Paid on Preferred Stock	-	-	-	-	-	1.0
Dividends Paid on Common Stock	-	-	0.5	-	-	55.0
Premium on Redemption of Preferred Stock	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	(0.2)
Retained Earnings (Deficit) - End of Period	(0.6)	(14.8)	0.3	(0.2)	-	1,187.0

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	0.5	-	-	55.0
Out of Capital Surplus	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	0.5	-	-	55.0

Common Stock	-	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-
Other Paid-In Capital	(6.5)	125.3	10.7	-	-	7,099.0
Unappropriated Retained Earnings (Deficit)	(0.6)	(14.8)	0.3	(0.2)	-	1,187.0
Other Comprehensive Income (Loss)	-	-	4.0	-	-	(145.3)
Total Common Equity	(7.1)	110.5	15.0	(0.2)	-	8,140.7

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than 0.02% of the total net income of National Grid USA Consolidated.
2 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Co.
3NM Receivables Corp.  II was dissolved as of September 12, 2005.
4 As reflected in the Commission's Order Dated May 6, 2005 (Release No. 35-27966), National Grid plc is seeking to complete the divestiture or dissolution of NM Properties, Inc., its subsidiaries, and their investments and their businesses, by December 31, 2008.
5National Grid Communications Consolidated includes the following companies: NEES Communications, Inc., National Grid Communications, Inc. and National Grid Wireless Services, Inc. (formerly, Atlantic Western Consulting, Inc.).

Exhibit A-2

NATIONAL GRID, NGH ONE, AND INTERMEDIATE COMPANIES
CAPITALIZATION TABLE
AT SEPTEMBER 30, 2005

($ in millions)	National Grid plc (consolidated)		National Grid Holdings One plc (consolidated)		National Grid Holdings Inc		National Grid (US) Investments 4		National Grid (US) Holdings Limited
	$	%	$	%	$	%	$	%	$	%
Common stockholders' equity	16,352.9	40.4	5,349.2	20.3	4,531.0	41.2	2,805.9	30.1	1,977.8	73.0
Preferred stockholders' equity	-	-	-	-	-	-	-	-	-	-
Short - term debt	6,344.9	15.7	8,217.2	31.3	6,468.0	58.8	6,504.0	69.9	730.0	27.0
Long - term debt	17,743.2	43.8	12,713.6	48.4	-	-	-	-	-	-
Equity minority interests	20.0	-	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	52.0	0.1	-	-	-	-	-	-	-	-
Total capitalization	40,513.0	100.0	26,280.0	100.0	10,999.0	100.0	9,309.9	100.0	2,707.8	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership
	$	%	$	%	$	%
Common stockholders' equity	4,724.7	52.1	47.4	100.0	4,742.0	100.0
Preferred stockholders' equity	-	-	-	-	-	-
Short - term debt	4,336.0	47.9	-	-	-	-
Long - term debt	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-
Total capitalization	9,060.7	100.0	47.4	100.0	4,742.0	100.0

Notes:

1. The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.
2. Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-3

CAPITAL STRUCTURE OF UTILITY SUBSIDIARIES
AT SEPTEMBER 30, 2005

($ in millions)	National Grid USA Consolidated[1]		Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company
	$	%	$	%	$	%	$	%	$	%
Short-term debt	1,223.4	9.6	338.6	14.6	60.8	5.3	-	-	7.6	12.8
Long-term debt	3,365.2	26.3	174.4	7.5	39.8	3.5	15.0	19.7	27.1	45.5
Preferred stock	52.3	0.4	4.7	0.2	5.3	0.5	-	-	-	-
Minority interest	18.6	0.1	-	-	-	-	-	-	-	-
Common stock equity	8,140.7	63.6	1,802.6	77.7	1,035.2	90.7	61.3	80.3	24.8	41.7
Total	12,800.2	100.0	2,320.3	100.0	1,141.1	100.0	76.3	100.0	59.5	100.0

	New England Power Company[2]		New England Hydro Transmission-Electric Co., Inc.		New England Hydro Transmission Corporation		New England Electric Transmission Corporation		Niagara Mohawk Power Corporation
	$	%	$	%	$	%	$	%	$	%
Short-term debt	-	-	6.1	9.7	3.4	9.3	2.0	90.9	888.4	12.1
Long-term debt	410.3	26.5	31.3	50.0	18.4	50.5	-	-	2,648.8	36.1
Preferred stock	1.1	0.1	-	-	-	-	-	-	41.2	0.6
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,134.6	73.4	25.2	40.3	14.6	40.2	0.2	9.1	3,761.6	51.2
Total	1,546.0	100.0	62.6	100.0	36.4	100.0	2.2	100.0	7,340.0	100.0

1 National Grid USA is not a Utility Subsidiary, but is provided as additional information.
2 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Company.